UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. )*

                           Marker International, Inc.
                                (Name of Issuer)

               Series B Preferred Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    570538108
                                 (CUSIP Number)


                                Alan L. Sullivan
                               David K. Armstrong
                             Snell & Wilmer, L.L.P.
                                 Broadway Centre
                          111 East Broadway, Suite 900
                           Salt Lake City, Utah 84111
                                  (801)237-1900

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 24, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                13D
                 CUSIP No. 570538108                          Page 2 of 10 Pages
--------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             SS. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             HENRY E. TAUBER
             SS: ###-##-####
--------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3            SEC USE ONLY
--------------------------------------------------------------------------------
4            SOURCE OF FUNDS
             PF
--------------------------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) OR 2(e)                                   |_|
--------------------------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION
             UNITED STATES
--------------------------------------------------------------------------------
             NUMBER OF SHARES BENEFICIALLY OWNED    7   SOLE VOTING POWER
             BY EACH REPORTING PERSON WITH              5,656,055
                                                    ----------------------------
                                                    8   SHARED VOTING POWER
                                                        0
                                                    ----------------------------
                                                    9   SOLE DISPOSITIVE POWER
                                                        5,656,055
                                                    ----------------------------
                                                    10  SHARED DISPOSITIVE POWER
                                                        0
--------------------------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             5,656,055
--------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                         |_|
--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             45.4 %
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*
             IN
--------------------------------------------------------------------------------

   CUSIP No. 570538108                                         Page 3 of 4 Pages


Item 1.  Security and Issuer.

         The title of the class of equity securities to which this statement relates is the Series B Preferred Stock, $.01 par value per share, of Marker International, Inc., a Utah corporation (the "Issuer"). The Issuer's principal executive office is located at 1070 West 2300 South, Salt Lake City, Utah 84119.


Item 2.  Identity and Background.

         This Schedule 13D is filed by Henry E. Tauber, an individual. Mr. Tauber's business address is 1070 West 2300 South, Salt Lake City, Utah 84119 and Mr. Tauber is President of the Issuer. During the last five years, Mr. Tauber has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws. Mr. Tauber is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

         This Statement relates to a Series B Preferred Stock Purchase Agreement between the Issuer and Henry E. Tauber, effective as of August 24, 1998 (the "Purchase Agreement"). The source of the $3,000,000 purchase price under the Purchase Agreement referred to herein is personal funds of the reporting person. No portion of the funds are or have been borrowed.

Item 4.  Purpose of Transaction.

         Mr. Tauber has no plans or proposals which related to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D.


Item 5.  Interest in Securities of the Issuer.

         The Series B Preferred Stock acquired by Mr. Tauber is convertible into Common Stock of the Issuer; therefore, as a result of the Purchase Agreement, Mr. Tauber may be deemed to have acquired an additional 1,330,000 shares of Common Stock giving him an aggregate beneficial ownership of 5,656,055 shares of Common Stock for purposes of Rule 14d-1 (a) promulgated under the Securities Act of 1934, as amended, which represents approximately 45.4% of the shares of Common Stock outstanding (based on the number of shares of Common Stock outstanding on August 18, 1998, as set forth in the Issuer's Form 10-Q for the quarterly period ended June 30, 1998, together with the shares of Common Stock to be issued to Mr. Tauber upon conversion of the Series B Preferred Stock. Except for the Purchase Agreement, Mr. Tauber has not been involved in transactions in the class of securities reported on this Schedule 13D in the past sixty days.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The Issuer and Mr. Tauber closed the Purchase Agreement on August 24, 1998. Pursuant to the terms of the Purchase Agreement, Tauber purchased for $3,000,000 cash 1,000,000 shares of Series B Preferred Stock, which is convertible into 1,330,000 shares of Common Stock.

        CUSIP No. 570538108                                    Page 4 of 4 Pages


         Except  as  provided  in  the  Purchase   Agreement  and  Mr.  Tauber's
employment and directorship with the Issuer, Mr. Tauber has no contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of the Issuer, including, but not limited to, transfers or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.  Material to be Filed as Exhibits.

         None.



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and accurate.


August 31, 1998                     /s/ Henry E. Tauber
                                    -------------------
                                    Henry E. Tauber





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